

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2021

Mohsin Meghji
Executive Chairman of the Board of Directors
M3-Brigade Acquisition III Corp.
1700 Broadway, 19th Floor
New York, NY 10019

> **Re: M3-Brigade Acquisition III Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 22, 2021**
> **File No. 333-256017**

Dear Mr. Meghji:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

Amendment No. 3 to S-1 Filed September 22, 2021

Our Forward Purchase Agreement and Committed Capital,, page 108

1. At page 26 and elsewhere, you state that "Subject to the conditions in the forward purchase agreement, the purchase of the forward purchase shares will be a binding obligation of our forward purchase affiliate...." It appears that the prospectus does not mention a number of significant conditions to the purchaser/affiliate's obligation to purchase, which a review of newly filed exhibit 10.8 reveals. We refer you to prior comment 3, in which we asked you to revise the prospectus to discuss in greater detail the terms of the agreement, such as the nature of the "binding obligation" and the related "conditions" you reference.

Section 6(a) of exhibit 10.8 provides nine conditions to the purchaser/affiliate's obligation to purchase. The eighth of the nine refers to a requirement not mentioned in the prospectus that the registrant consummate "a PIPE for the purchase of common stock of [M3] ... pursuant to which [M3] shall have received net cash proceeds from third-party investors who are not affiliates of [M3 or the sponsor] in an aggregate amount of at least three times the Total Forward Purchase." Please disclose in necessary detail any currently undisclosed but material conditions to the purchaser/affiliate's obligation to purchase forward purchase securities. Secondly, make clear that the purchaser/affiliate is empowered to reasonably determine "in good faith" whether the conditions have been met. Thirdly, tell us where in the agreement filed as exhibit 10.8 one can find the purchaser/affiliate's right (mentioned at page 25 of the prospectus) to transfer to third parties a portion of its obligation to purchase the forward purchase shares.

2. Discuss the PIPE requirement here and elsewhere in the prospectus where appropriate, including quantifying the PIPE's minimum $120M size in the event of a total forward purchase of $40M. For example, the PIPE is not mentioned in the risk factor at page 42 which is partially titled "If the sale of the forward purchase shares does not close, we may lack sufficient funds to consummate our initial business combination." Also, if the requisite minimum ratio of enterprise value to the projected full fiscal year Adjusted EBITDA of the target (referenced in Section 6(a)(iii) of exhibit 10.8) will materially impact the types of target enterprises you will consider in light of the aforementioned risk factor, please provide a more detailed discussion of this limitation in the prospectus, including by whom and the manner by which the ratio is to be derived. Lastly, please disclose what factors you would consider in determining (1) how many units to sell pursuant to the FPA, (2) whether to seek additional purchases above $40M, and (3) the size of the PIPE. See prior comment 4.

You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or, in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Curtiss, Esq., of Paul, Weiss et al.